6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE        NASDAQ: CRME TSX: COM

CARDIOME REPORTS SECOND QUARTER RESULTS

Vancouver, Canada, August 11, 2005 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) reported today financial results for the second quarter ended June 30, 2005. Amounts, unless specified otherwise, are in Canadian dollars. At close of business on June 30, 2005, the exchange rate was CDN$1.00 = U.S. $0.8161.

Corporate Development
The following are significant events which occurred since our last quarterly report:

  We have been selected to become a member of the NASDAQ Biotechnology Index(R). Our inclusion in the index became effective on May 23, 2005.

  We completed patient enrolment in our second pivotal Phase 3 atrial fibrillation trial, ACT 3, in July 2005. The study is being conducted by our co-development partner, Astellas. The study will evaluate the safety and efficacy of intravenous RSD1235 in 276 patients with atrial arrhythmia.

Results of Operations
For the three months ended June 30, 2005 (“Q2-2005”), we recorded a net loss of $7.7 million ($0.15 per common share), compared to a net loss of $9.8 million ($0.25 per common share) for the three months ended June 30, 2004 in the preceding fiscal year (“Q2-2004”). On a year-to-date basis, we recorded a net loss of $15.3 million ($0.33 per common share) for the six months ended June 30, 2005, compared to a net loss of $14.6 million ($0.38 per common share) for the six months ended June 30, 2004.

The decline in net loss by $2.1 million in Q2-2005, as compared to the net loss in Q2-2004, was due to a decline in total operational expenditures by $0.9 million, an increase in other income by $1.0 million, and an increase future income tax recovery by $1.7 million; these were offset by a decline in total revenue by $1.5 million. The increase of net loss by $0.7 million for the six months ended June 30, 2005, as compared to the same period in fiscal 2004, was due to a decline in total revenue by $1.9 million and an increase in total operational expenditures by $3.1 million; these were offset by an increase in other income by $1.3 million, and an increase in future income tax recovery by $3.0 million. These results of operations were in line with our expectations.

We expect losses to continue for at least the next two fiscal years as we advance RSD1235 (oral) and oxypurinol CHF into later stage development. These chronic treatment product candidates will require substantial funding in Phase II and Phase III clinical development. As such, we expect our operating expenses for these product candidates to be higher than the potential licensing and research collaborative fees or royalty revenue from RSD1235 (iv), should we successfully meet our collaborative milestones or obtain commercialization approval for RSD1235 (iv) within this period.

Revenues
Total revenue for Q2-2005 declined to $3.8 million from $5.3 million for Q2-2004. On a year to date basis, total revenue for the six months ended June 30, 2005 was $8.4 million as compared to $10.3 million for the same period in fiscal 2004. Total revenue comprised licensing fees and research collaborative fees we collected from our collaborative partners as described below.

Licensing fees represent the amortization of deferred revenue related to upfront payments and premium on equity investment from our collaborative partners. We recorded $1.2 million of licensing fees for Q2-2005 as compared to $1.1 million for Q2-2004, and $2.4 million for the six months ended June 30, 2005, as compared to $3.1 million for the same period in fiscal 2004. The current quarter increase was largely due to the amortization of deferred revenue of $0.1 million ($Nil for Q2-2004) associated with the additional deferred revenue relating to the premium on equity investment from Astellas. The decrease of $0.7 million of licensing fees on a year-to-date basis, as compared to the same six month period in fiscal 2004, was primarily due to the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our former collaborative partner, UCB Farchim S.A, or UCB. This was offset by the amortization of deferred revenue of $0.2 million ($Nil for the six months ended June 30, 2004) associated with the additional deferred revenue relating to the premium on equity investment from Astellas.

Research and collaborative fees are composed of project management fees and contract research fees we charged collaborative partners for our work and the associated out of pocket expenses we recovered from them. Research collaborative fees were $2.6 million for Q2-2005, as compared to $4.2 million for Q2-2004, and $6.0 million for the six months ended June 30, 2005, as compared to $7.2 million for the same period in fiscal 2004. The decrease for both periods was primarily due to the reduced research and development collaborative fees from Astellas. Out of pocket expenses associated with RSD1235 (iv) operational activities that we directly incurred have reduced by $1.9 million in Q2-2005 as compared to Q2-2004, and $1.6 million for the six month period ended June 30, 2005, as compared to the same period in fiscal 2004, due to the completion of ACT 1 in early 2005. This was offset by an increase of $0.3 million and $0.4 million in project management fees and contract research fees for Q2-2005 and for the six months ended June 30, 2005, respectively, as compared to the same periods in fiscal 2004. Included in these fees in fiscal 2004 was a $0.2 million contract research fee from our former collaborative partner, UCB Farchim S.A. which was terminated in March 2004.

For the remainder of the current fiscal year, we expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas. We will also continue to receive project management fees and development cost reimbursements from Astellas.

Research and Development Expenditures
Research and development expenditures were $11.9 million for Q2-2005, as compared to $12.4 million for Q2-2004. We incurred total research and development expenditures of $23.4 million for the six months ended June 30, 2005, as compared to $20.0 million for same period in fiscal 2004.

Research and development expenditures for Q2-2005 were comparable to the amount recorded for Q2-2004. The increase of $3.4 million in research and development expenditures for the six months ended June 30, 2005, as compared to those incurred for the six months ended June 30, 2004, was primarily due to the expanded clinical development activities during the six months ended June 30, 2005, with continuation or completion of three Phase III studies of RSD1235 (iv) [ACT 1, ACT 2 and ACT 3], one Phase II regulatory study [OPT-CHF], two Phase II proof-of-concept studies [Exotic-EF and LaPlata] of Oxypurinol, and two Phase I studies of RSD1235 (oral).

We expect our research and development expenditures for the current fiscal year to be higher than those incurred in fiscal 2004. The majority of the increase will be associated with our RSD1235 (iv) and RSD1235 (oral) projects.

The following provides a description of major clinical trial(s) and research and development expenditure for each of our projects:

RSD1235 (iv)
During Q2-2005, we continued our work on two additional Phase III clinical trials, ACT 2 and ACT 3.

The ACT 1 Study
The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Scandinavia. We completed enrollment in ACT 1 in October 2004 and announced that the study achieved its primary endpoints in December 2004. Additional clinical results of this study were released in February 2005 and a full trial report was presented in May 2005 at the Late Breaking Clinical Results section of the Heart Rhythm Society Meeting in New Orleans.

The ACT 2 Study
The ACT 2 study, initiated in March 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study
Our collaborative partner, Astellas, initiated the ACT 3 study in July 2004 and completed patient recruitment for this study in July 2005. ACT 3 enrolled 276 patients. The primary efficacy endpoint of the ACT 3 trial is acute conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. The study also includes analysis of patients with longer-term atrial fibrillation and patients with atrial flutter. Safety observations focus on sensory and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. We expect to announce top-line results in the 3rd quarter of 2005.

Total research and development expenditures for this project were $4.3 million for Q2-2005, as compared to $7.1 million for Q2-2004. On the year-to-date basis, our expenditures for this project were $11.2 million for the six months ended June 30, 2005, as compared to $11.8 million for the six months ended June 30, 2004. Also included in the expenditures were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in later 2005 or early 2006.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004. The anticipated cost will relate to the final data analysis for ACT 1, ongoing ACT 2 study, completion of ACT 3 and preparation of the NDA.

RSD1235 (oral)
In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of RSD1235 (oral). Based on the successful completion of the study in November 2004, we have chosen a controlled release formulation for further clinical development.

In November 2004, we initiated a food effect study. The objective of the study was to further evaluate the effect of food on the absorption of our controlled release formulation of RSD1235 in patients under both fed and fasted conditions. Based on the successful completion of the study in April 2005, the results confirmed that RSD1235 absorption is not significantly affected by food, suggesting that dosing need not be restricted according to meal time.

Total research and development expenditures for this project were $3.3 million for Q2-2005, as compared to $1.6 million for Q2-2004. On the year-to-date basis, our expenditures for this project were $4.9 million for the six months ended June 30, 2005, as compared to $2.2 million for the same period in fiscal 2004. The increase was the result of the increased operational activities associated with the series of Phase I clinical trials ongoing, manufacture of drug supplies, and pre-clinical toxicology testing work.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004 as we advance this project into Phase II clinical testing this year.

Oxypurinol for Congestive Heart Failure Project
During Q2-2005, we continued our work on the OPT-CHF study.

The OPT-CHF Study
OPT-CHF, which was initiated in March 2003, finished its patient recruitment in December 2004. The placebo-controlled study investigates the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 404 moderate to severe symptomatic heart failure patients.

The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients had experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

The primary end point of the study is a composite that assigns all patients to one of three categories: improved, unchanged or worsened. Improvement consists of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening includes death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.

The EXOTIC-EF Study
In April 2005, we announced positive final results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 18 patients who met the prospectively-defined entry criteria.

The LaPlata Study
This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in Congestive Heart Failure patients with left-ventricle ejection fraction equal to or less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left ventricle ejection fractions exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study. Final results were announced in February 2005. This study showed a statistically-significant improvement in an important measurement of cardiac function, the left ventricle ejection fraction. Improvement in the exercise tolerance (6 minute walk test) was seen in both treatment groups; however, no statistically significant difference between the two groups was observed.

As expected, with multiple clinical trials ongoing, our expenditures for this project increased substantially. Research and development expenditures for this project were $4.2 million for Q2-2005 as compared to $1.9 million for Q2-2004, and $7.1 million for the six months ended June 30, 2005 as compared to $3.5 million for the same period in fiscal 2004.

We expect our research and development expenditures for this project for the current fiscal year to be comparable to those incurred in fiscal 2004 as we complete all of the above studies, including the 404-patient OPT-CHF study, this year.

Other Non-core Projects
Following our decision to stop pursuing the allopurinol intolerant gout indication for Oxypurinol in 2004, research and development expenditures for the Oxypurinol gout project decreased substantially to $0.1 million for Q2-2005 as compared to $1.4 million for Q2-2004, and $0.2 million for the six months ended June 30, 2005 as compared to $2.0 million for the same period in fiscal 2004. The expenditures incurred for Q2-2005 and the six months ended June 30, 2005 were associated with our Compassionate Use Program for allopurinol intolerant gout patients. Expenditures associated with other experimental research declined to $Nil for the six months ended June 30, 2005 from $0.5 million for the six months ended June 30, 2004.

General and Administration Expenditures
General and administration expenditures for Q2-2005 were $2.2 million, which was comparable to the amount recorded for Q2-2004. On a year to date basis, we incurred a total general and administration expenditure of $4.1 million for the six months ended June 30, 2005, as compared to $3.7 million for the same period in fiscal 2004. The increase of $0.4 million for the six months ended June 30, 2005, as compared to those incurred for the six months ended June 30, 2004, was largely attributable to the increase of $648,000 in business development expenditures associated with out-licensing and in-licensing activities. This was offset by the decrease of $118,000 and $109,000 in consulting and professional fees and wages and benefits, respectively.

For the current fiscal year, we expect our general and administration expenditures to be comparable to those incurred in fiscal 2004.

Amortization
Amortization was $1.1 million for Q2-2005 as compared to $1.5 million for Q2-2004, and $2.2 million for the six months ended June 30, 2005 as compared to $2.9 million the same period in fiscal 2004. The decrease in amortization for both periods was attributable to the reduced amortization related to our intangible and other assets following the write-down of intangible assets associated with the Oxypurinol gout project in September 2004.

Other Income (Expenses)
Interest and other income was $0.5 million for Q2-2005 as compared to $0.3 million for Q2-2004, and $0.6 million for the six months ended June 30, 2005 as compared to $0.4 million for the same period in fiscal 2004. The increase in interest and other income for both periods was primarily the result of higher balances of cash and cash equivalents and short-term investments in fiscal 2005.

A net foreign exchange gain of $1.0 million was recorded for Q2-2005, as compared to a net foreign exchange gain of $0.2 million for Q2-2004, and $1.4 million for the six months ended June 30, 2005 as compared to $0.4 million for the same period in fiscal 2004. The increase in net foreign exchange gain was mainly due to the result of the appreciation of the U.S. dollar in comparison to the Canadian dollar since the end of fiscal 2004 on our U.S. dollar denominated working capital balances carried forward from the end of fiscal 2004. Our increased U.S. dollar denominated investment portfolio balances from the completion of our financing in March 2005 also contributed to the higher foreign exchange gain in the current fiscal period. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of this risk is offset by the reimbursements from Astellas which are in U.S. dollars.

Future Income Tax Recovery
Future income tax recovery was $2.3 million for Q2-2005 as compared to $0.5 million for Q2-2004, and $4.0 million for the six months ended June 30, 2005 as compared to $1.0 million for the same period in fiscal

2004. The increase in the recovery for both periods was mainly due to the recognition of the tax benefits of the current fiscal periods’ losses of the U.S. subsidiary. This was offset by a reduction in amortization of future income tax recovery related to the Oxypurinol gout project which was recognized at the time the related intangible asset was written off.

Liquidity and Capital Resources
Sources and Uses of Cash
Our operational activities during the six months ended June 30, 2005 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and the net proceeds from equity financing and exercise of stock options by employees. Cash provided by financing activities in the six months ended June 30, 2005 was primarily composed of $64.6 million of the net proceeds of the public offering completed in March 2005, as described in Note 4 of the interim consolidated financial statements, and the proceeds of $1.7 million received from the issuance of our common shares upon exercise of stock options. $0.3 million of the cost associated with the March 2005 public offering was recorded in Q2-2005 as cash used in financing activities. Cash provided by financing activities of $4.6 million and $6.3 million in Q2-2004 and the six months ended June 30, 2004, respectively, was mainly from the issuance of our common shares upon exercise of share purchase warrants and stock options.

Cash used in operating activities for Q2-2005 was $7.8 million, as compared to $9.6 million of cash used in operating activities for Q2-2004. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash, net change in non-cash working items, and the amortization of deferred revenue. The decrease of $1.8 million in cash used in operating activities in Q2-2005, as compared to Q2-2004, was due to a decline in net loss by $2.1 million and offset by a reduction of net cash used in settlement of non-cash working capital items by $1.3 million. These were offset by a decline in non-cash add-backs of $1.6 million and an increase in amortization of deferred revenue of $0.1 million. Cash used in operating activities for the six months ended June 30, 2005 was $4.9 million, as compared to $13.2 million for the same period in fiscal 2004. The decrease of $8.3 million in cash used in operating activities for the six months ended June 30, 2005, as compared to the same period in 2004, was due to a decline in amortization of deferred revenue by $0.6 million and an increase in cash provided by settlement of non-cash working capital items by $10.6 million. The significant increase in cash receipt from non-cash working items in this period was mainly due to the collection of the US$6 million milestone receivable from Astellas. These were offset by an increase in net loss by $0.7 million and a decline in non-cash add-backs by $2.2 million.

Cash used in investing activities for Q2-2005 was $21.7 million, as compared to $0.5 million of cash provided by investing activities for Q2-2004. The increase of $22.2 million in cash used in investing activities was due to the increase of net purchases of short-term investments by $22.6 million which was offset by a decrease of $0.4 million in capital assets and patents additions. Cash used in investing activities for the six months ended June 30, 2005 was $30.5 million, as compared to $3.5 million of cash used in investing activities for the same period in fiscal 2004.

The increase of $27.0 million in cash used in investing activities was due to an increase of $28.1 million in net purchases of short-term investments which was offset by a decrease of $1.1 million in capital assets and patents additions.

As at June 30, 2005, we had working capital of $76.0 million, as compared to $26.8 million at December 31, 2004. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $84.8 million at June 30, 2005, as compared to $24.4 million at December 31, 2004.

Outstanding Share Capital
As at July 31, 2005, there were 50,987,405 common shares issued and outstanding, 4,957,452 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.38 per share, and 169,974 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$4.16 per share.

Conference Call Notification
Cardiome will hold a teleconference and webcast on Thursday, August 11, 2005 at 4:00 pm EST (1:00 am PST). Please dial 888-280-8771 or 416-695-9720 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). RSD1235 also has a potential application as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Top-line results from ACT 1, the first of three Phase 3 trials for RSD1235 IV, were released in December 2004 and February 2005.

Cardiome's lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. A Phase 2 clinical trial that evaluates the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF has been completed. Results from this study are expected in Q3/05.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Balance Sheets	June 30, 2005	December 31, 2004
Cash and cash equivalents Short-term investments Amounts receivable Prepaid expenses	$ 38,651,493 46,147,193 5,935,069 1,036,971	$ 7,673,892 16,693,319 14,289,307 1,131,591
Total current assets Capital assets Intangible assets	91,770,726 2,912,336 24,284,236	39,788,109 2,687,290 25,851,072
Total assets	$ 118,967,298	$ 68,326,471
Current liabilities Long-term portion of deferred revenue Long-term portion of deferred leasehold inducement Future income tax liability Shareholders’ equity	$ 15,815,662 1,599,919 812,144 941,000 99,798,573	$ 12,968,960 4,015,106 859,984 4,918,000 45,564,421
Total liabilities and shareholders’ equity	$ 118,967,298	$ 68,326,471

Statements of Loss and Deficit	For the Three Months Ended		For the Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenue Licensing fees Research collaborative fees	$1,215,470 2,591,599	$1,085,121 4,184,158	$2,417,583 5,999,318	$3,052,020 7,206,752
	3,807,069	5,269,279	8,416,901	10,258,772
Expenses Research and Development General and Administration Amortization	11,940,165 2,192,394 1,066,523	12,431,534 2,181,902 1,470,050	23,448,995 4,116,634 2,154,674	20,008,364 3,729,045 2,869,756
	15,199,082	16,083,486	29,720,303	26,607,165
Operating loss	(11,392,013)	(10,814,207)	(21,303,402)	(16,348,393)
Other income Interest and other income Foreign exchange gain	512,685 968,201	277,284 210,864	626,882 1,433,544	408,771 401,743
	1,480,886	488,148	2,060,426	810,514
Loss before income taxes Future income tax recovery	$(9,911,127) 2,253,000	$(10,326,059) $485,000	$(19,242,976) 3,977,000	$(15,537,879) 970,000
Net Loss for the period Deficit, beginning of period	$(7,658,127) (99,666,521)	(9,841,059) (69,018,449)	$(15,265,976) (92,058,672)	$(14,567,879) (64,291,629)
Deficit, end of period	$(107,324,648)	$(78,859,508)	$(107,324,648)	$(78,859,508)
Basic and diluted loss per common share[1]	$(0.15)	$(0.25)	$(0.33)	$(0.38)

1 Basic and diluted loss per common share is based on the weighted average number of common shares outstanding during the period.